Exhibit 99.10

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

GREENLANE HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value per share amounts)

	March 31, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets
Cash	$12,309	$30,435
Accounts receivable, net of allowance of $1,087 and $1,084 at March 31, 2021 and December 31, 2020, respectively	5,516	6,330
Inventories, net	34,694	36,064
Vendor deposits	10,856	11,289
Assets held for sale	896	1,073
Other current assets (Note 8)	10,596	10,892
Total current assets	74,867	96,083

Property and equipment, net	12,735	12,201
Intangible assets, net	8,824	5,945
Goodwill	7,973	3,280
Operating lease right-of-use assets	2,606	3,104
Other assets	2,038	2,037
Total assets	$109,043	$122,650

LIABILITIES
Current liabilities
Accounts payable	$8,241	$18,405
Accrued expenses and other current liabilities (Note 8)	19,436	19,572
Customer deposits	3,266	2,729
Current portion of operating leases	713	966
Current portion of finance leases	216	184
Total current liabilities	31,872	41,856

Notes payable, less current portion and debt issuance costs, net	9,395	7,844
Operating leases, less current portion	2,312	2,524
Finance leases, less current portion	246	205
Other liabilities	1,115	964
Total long-term liabilities	13,068	11,537
Total liabilities	44,940	53,393

Commitments and contingencies (Note 7)

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value, 10,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value per share, 125,000 shares authorized; 16,342 shares issued and outstanding as of March 31, 2021; 13,322 shares issued and outstanding as of December 31, 2020	163	133
Class B common stock, $0.0001 par value per share, 10,000 shares authorized; 2,443 and 3,491 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	1	1
Class C Common stock, $0.0001 par value per share, 100,000 shares authorized; 72,064 and 76,039 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	7	8
Additional paid-in capital	47,705	39,742
Accumulated deficit	(29,104)	(24,848)
Accumulated other comprehensive income	47	29
Total stockholders’ equity attributable to Greenlane Holdings, Inc.	18,819	15,065
Non-controlling interest	45,284	54,192
Total stockholders’ equity	64,103	69,257
Total liabilities and stockholders’ equity	$109,043	$122,650

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GREENLANE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(in thousands, except per share amounts)

	Three Months Ended March 31,
	2021	2020
Net sales	$34,009	$33,868
Cost of sales	26,696	26,539
Gross profit	7,313	7,329
Operating expenses:
Salaries, benefits and payroll taxes	6,370	6,614
General and administrative	8,339	8,659
Goodwill impairment charge	—	8,996
Depreciation and amortization	544	710
Total operating expenses	15,253	24,979
Loss from operations	(7,940)	(17,650)
Other income (expense), net:
Interest expense	(116)	(110)
Other income, net	324	940
Total other income, net	208	830
Loss before income taxes	(7,732)	(16,820)
Benefit from income taxes	(18)	(81)
Net loss	(7,714)	(16,739)
Less: Net loss attributable to non-controlling interest	(3,458)	(12,278)
Net loss attributable to Greenlane Holdings, Inc.	$(4,256)	$(4,461)

Net loss attributable to Class A common stock per share - basic and diluted (Note 9)	$(0.28)	$(0.43)
Weighted-average shares of Class A common stock outstanding - basic and diluted (Note 9)	15,263	10,455

Other comprehensive income (loss):
Foreign currency translation adjustments	(155)	(627)
Unrealized gain (loss) on derivative instrument	204	(493)
Comprehensive loss	(7,665)	(17,859)
Less: Comprehensive loss attributable to non-controlling interest	(3,427)	(13,131)
Comprehensive loss attributable to Greenlane Holdings, Inc.	$(4,238)	$(4,728)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GREENLANE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

(in thousands)

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Non- Controlling	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Interest	Equity
Balance, December 31, 2020	13,322	$133	3,491	$1	76,039	$8	$39,742	$(24,848)	$29	$54,192	$69,257
Net loss	—	—	—	—	—	—	—	(4,256)	—	(3,458)	(7,714)
Equity-based compensation	226	2	—	—	—	—	180	—	—	324	506
Other comprehensive income	—	—	—	—	—	—	—	—	18	31	49
Issuance of Class A common stock	426	4	—	—	—	—	2,001	—	—	—	2,005
Exchanges of noncontrolling interest for Class A common stock	2,368	24	(1,043)	—	(3,975)	(1)	5,774	—	—	(5,797)	—
Cancellation of Class B common stock due to forfeitures	—	—	(5)	—	—	—	8	—	—	(8)	—
Balance, March 31, 2021	16,342	$163	2,443	$1	72,064	$7	$47,705	$(29,104)	$47	$45,284	$64,103

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Non-Controlling	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Interest	Equity
Balance, December 31, 2019	9,812	$98	5,975	$1	77,791	$8	$32,108	$(9,727)	$(72)	$91,848	$114,264
Net loss	—	—	—	—	—	—	—	(4,461)	—	(12,278)	(16,739)
Equity-based compensation	—	—	—	—	—	—	64	—	—	206	270
Other comprehensive loss	—	—	—	—	—	—	—	—	(267)	(853)	(1,120)
Issuance of Class A common stock	480	5	—	—	—	—	1,496	—	—	—	1,501
Cancellation of Class B common stock due to forfeitures	—	—	(105)	—	—	—	223	—	—	(223)	—
Joint venture consolidation	—	—	—	—	—	—	—	—	—	189	189
Balance, March 31, 2020	10,292	$103	5,870	$1	77,791	$8	$33,891	$(14,188)	$(339)	$78,889	$98,365

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GREENLANE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss (including amounts attributable to non-controlling interest)	$(7,714)	$(16,739)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	544	710
Equity-based compensation expense	529	270
Goodwill impairment charge	—	8,996
Change in fair value of contingent consideration	—	(615)
Change in provision for doubtful accounts	101	18
Gain related to indemnification asset	(621)	—
Other	5	64
Changes in operating assets and liabilities, net of the effects of acquisitions:
Decrease in accounts receivable	713	1,560
Decrease in inventories	1,462	95
Decrease in vendor deposits	433	2,056
Decrease in other current assets	1,147	2,324
(Decrease) in accounts payable	(10,450)	(414)
(Decrease) increase in accrued expenses	(1,943)	1,258
Increase (decrease) in customer deposits	537	(680)
Net cash used in operating activities	(15,257)	(1,097)
Cash flows from investing activities:
Purchase consideration paid for acquisitions, net of cash acquired	(2,403)	(1,272)
Purchases of property and equipment, net	(419)	(990)
Net cash used in investing activities	(2,822)	(2,262)
Cash flows from financing activities:
Other	(104)	(149)
Net cash used in financing activities	(104)	(149)
Effects of exchange rate changes on cash	57	(615)
Net decrease in cash	(18,126)	(4,123)
Cash, as of beginning of the period	30,435	47,773
Cash, as of end of the period	$12,309	$43,650

Supplemental disclosures of cash flow information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$373	$409
Lease liabilities arising from obtaining finance lease assets	$119	$—
Lease liabilities arising from obtaining operating lease right-of-use assets	$—	$331
Non-cash investing and financing activities:
Non-cash purchases of property and equipment	$287	$—
Shares of Class A common stock issued for acquisitions	$2,005	$1,501
Issuance of promissory note for acquisition	$2,503	$—
Issuance of contingent consideration for acquisition	$1,218	$—
Decrease in non-controlling interest as a result of exchanges for Class A common stock	$(5,797)	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GREENLANE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1. BUSINESS OPERATIONS AND ORGANIZATION

Organization

Greenlane Holdings, Inc. (“Greenlane” and, collectively with the Operating Company (as defined below) and its consolidated subsidiaries, the “Company”, “we”, “us”, and “our”) was formed as a Delaware corporation on May 2, 2018. We are a holding company that was formed for the purpose of completing an underwritten initial public offering (“IPO”) of shares of our Class A common stock (as defined below) and other related Transactions (as defined below) in order to carry on the business of Greenlane Holdings, LLC (the “Operating Company”). The Operating Company was organized under the laws of the state of Delaware on September 1, 2015, and is based in Boca Raton, Florida. Unless the context otherwise requires, references to the “Company” refer to us, and our consolidated subsidiaries, including the Operating Company.

On April 23, 2019, we completed our IPO of shares of Class A common stock. As a result of the IPO and the Transactions described below, we became the sole manager of the Operating Company and our principal asset is Common Units of the Operating Company (“Common Units”). As the sole manager of the Operating Company, we operate and control all of the business and affairs of the Operating Company, and we conduct our business through the Operating Company and its subsidiaries. We have a board of directors and executive officers, but no employees. All of our assets are held and all of the employees are employed by the Operating Company.

We merchandise vaporizers and other products in the United States, Canada and Europe and we distribute to retailers through wholesale operations and to consumers through e-commerce activities and our retail stores.

Although we have a minority economic interest in the Operating Company, we have the sole voting interest in, and control the management of, the Operating Company, and we have the obligation to absorb losses of, and receive benefits from, the Operating Company, that could be significant. We determined that, as a result of the Transactions described below, the Operating Company is a variable interest entity (“VIE”) and that we are the primary beneficiary of the Operating Company. Accordingly, pursuant to the VIE accounting model, beginning in the fiscal quarter ended June 30, 2019, we consolidated the Operating Company in our consolidated financial statements and reported a non-controlling interest related to the Common Units held by the members of the Operating Company (other than the Common Units held by us) on our consolidated financial statements.

Initial Public Offering and Organizational Transactions

In connection with the closing of the IPO, Greenlane and the Operating Company consummated the following organizational transactions (collectively, the “Transactions”):

•           The Operating Company adopted and approved the Third Amended and Restated Operating Agreement of the Operating Company (the “Operating Agreement”), which converted each member’s existing membership interests in the Operating Company into Common Units, including unvested profits interests into unvested Common Units, and appointed us as the sole manager of the Operating Company;

•           We amended and restated our certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock and Class C common stock;

•           We issued, for nominal consideration, one share of our Class B common stock to our non-founder members for each Common Unit they owned, and issued, for nominal consideration, three shares of Class C common stock to our founder members for each Common Unit they owned;

•           We contributed all of the net proceeds from the IPO to the Operating Company in exchange for a number of Common Units equal to the number of shares of our Class A common stock sold by us in the IPO.

•           The members of the Operating Company continue to own their Common Units not exchanged for the shares of our Class A common stock sold by them as selling stockholders in the IPO. Common Units are redeemable, subject to contractual restrictions, at the election of such members for newly-issued shares of our Class A common stock on a one-to-one basis (and their shares of our Class B common stock or our Class C common stock, as the case may be, will be canceled on a one-to-one basis in the case of our Class B common stock or three-to-one basis in the case of our Class C common stock upon any such issuance). We also have the option to instead make a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Operating Agreement. Our decision to make a cash payment upon a member’s redemption election will be made by our independent directors (within the meaning of the Nasdaq Marketplace Rules) who are disinterested in such proposed redemption; and

•           We entered into a Tax Receivable Agreement (the “TRA”) with the Operating Company and the Operating Company’s members and a Registration Rights (the “Registration Rights Agreement”) with the Operating Company’s members.

Our corporate structure following the IPO is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they undertake an IPO. The Up-C structure allows the members of the Operating Company to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for income tax purposes following the IPO. One of these benefits is that future taxable income of the Operating Company that is allocated to its members will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the Operating Company entity level. Additionally, because the members may redeem their Common Units for shares of our Class A common stock on a one-for-one basis, or at our option, for cash, the Up-C structure also provides the members with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded.

The TRA provides for the payment by us to the Operating Company’s members of 85.0% of the amount of tax benefits, if any, that we may actually realize (or in some cases, are deemed to realize) as a result of (i) the step-up in tax basis in our share of the Operating Company’s assets resulting from the redemption of Common Units under the mechanism described above and (ii) certain other tax benefits attributable to payments made under the TRA.

As a result of the completion of the Transactions, including the IPO, our amended and restated certificate of incorporation and the Operating Agreement require that (i) we at all times maintain a ratio of one Common Unit owned by us for each share of our Class A common stock issued by us (subject to certain exceptions), and (ii) the Operating Company at all times maintains (x) a one-to-one ratio between the number of shares of our Class A common stock issued by us and the number of Common Units owned by us, (y) a one-to-one ratio between the number of shares of our Class B common stock owned by the non-founder members of the Operating Company and the number of Common Units owned by the non-founder members of the Operating Company, and (z) a three-to-one ratio between the number of shares of our Class C common stock owned by the founder members of the Operating Company and their affiliates and the number of Common Units owned by the founder members of the Operating Company and their affiliates.

The following table sets forth the economic and voting interests of our common stock holders as of March 31, 2021:

Class of Common Stock (ownership)	Total Shares (1)	Class A Shares (as converted) (2)	Economic Ownership in the Operating Company (3)	Voting Interest in Greenlane (4)	Economic Interest in Greenlane (5)
Class A	16,341,897	16,341,897	38.2%	18.0%	100.0%
Class B (non-founder members)	2,443,437	2,443,437	5.7%	2.7%	—%
Class C (founder members)	72,064,218	24,021,406	56.1%	79.3%	—%
Total	90,849,552	42,806,740	100.0%	100.0%	100.0%

(1) Represents the total number of outstanding shares for each class of common stock as of March 31, 2021.
(2) Represents the number of shares of Class A common stock that would be outstanding assuming the exchange of all outstanding shares of Class B common stock and Class C common stock upon redemption of all related Common Units. Shares of Class B common stock and Class C common stock, as the case may be, would be canceled, without consideration, on a one-to-one basis in the case of Class B common stock and a three-to-one basis in the case of Class C common stock, pursuant to the terms and subject to the conditions of the Operating Agreement.
(3) Represents the indirect economic interest in the Operating Company through the holders’ ownership of common stock.
(4) Represents the aggregate voting interest in us through the holders’ ownership of common stock. Each share of Class A common stock, Class B common stock and Class C common stock entitles its holder to one vote per share on all matters submitted to a vote of our stockholders.
(5) Represents the aggregate economic interest in us through the holders’ ownership of Class A common stock.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the information included in this Form 10-Q should be read in conjunction with the consolidated financial statements and accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2020. The condensed consolidated results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021, or any other future annual or interim period. Certain reclassifications have been made to prior year amounts or balances to conform to the presentation adopted in the current year.

Use of Estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the condensed consolidated financial statements and accompanying notes. These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources. We base our estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances. U.S. GAAP requires us to make estimates and judgments in several areas. Such areas include, but are not limited to: the collectability of accounts receivable; the allowance for slow-moving or obsolete inventory; the realizability of deferred tax assets; the fair value of goodwill; the fair value of contingent consideration arrangements; the useful lives of intangibles assets and property and equipment; the calculation of our VAT receivable and VAT payable, including fines and penalties payable; our loss contingencies, including our TRA liability; and the valuation and assumptions underlying equity-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions we may undertake in the future. Actual results could differ materially from those estimates.

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic. We expect uncertainties around our key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the COVID-19 pandemic. Our estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in our condensed consolidated financial statements.

Goodwill

Goodwill represents the excess of the price we paid over the fair value of the net identifiable assets we acquired in business combinations. In accordance with ASC Topic 350, Intangibles—Goodwill and Other, we review goodwill for impairment at the reporting unit level annually or, when events or circumstances dictate, more frequently. The impairment review for goodwill consists of a qualitative assessment of whether it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount, and if necessary, a quantitative goodwill impairment test. Factors to consider when performing the qualitative assessment include general economic conditions, limitations on accessing capital, changes in forecasted operating results and fluctuations in foreign exchange rates. If the qualitative assessment demonstrates that it is more-likely-than-not that the estimated fair value of the reporting unit exceeds its carrying value, it is not necessary to measure and record impairment loss. We may elect to bypass the qualitative assessment and proceed directly to the quantitative assessment, for any reporting unit, in any period. We can resume the qualitative assessment for any reporting unit in any subsequent period.

When we perform a quantitative impairment test, we use a combination of an income approach, a discounted cash flow valuation approach, and a market approach, using the guideline public company method, to determine the fair value of each reporting unit, and then compare the fair value to its carrying amount to determine the amount of impairment, if any. If a reporting unit’s fair value is less than its carrying amount, we record an impairment charge based on that difference, up to the amount of goodwill allocated to that reporting unit.

The quantitative impairment test requires the application of a number of significant assumptions, including estimated projections of future revenue growth rates, EBITDA margins, terminal value growth rates, market multiples, discount rates, and foreign currency exchange rates. The projections of future cash flows used to assess the fair value of the reporting units are based on the internal operation plans reviewed by management. The market multiples are based on comparable public company multiples. The discount rates are based on the risk-free rate of interest and estimated risk premiums for the reporting units at the time the impairment analysis is prepared. The projections of future exchange rates are based on the current exchange rates at the time the projections are prepared. if the fair value of the reporting unit exceeds its carrying value, no further analysis or write-down of goodwill is required. If the fair value of the reporting unit is less than the carrying value of its net assets, the implied fair value value of the reporting unit is allocated to all its underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written down to its implied fair value.

Due to market conditions and estimated adverse impacts from the COVID-19 pandemic, management concluded that a triggering event occurred in the first quarter of 2020, requiring a quantitative impairment test of our goodwill for our United States and Europe reporting units. Based on this assessment, we concluded that the estimated fair value of our United States reporting unit was determined to be below its carrying value, which resulted in a $9.0 million goodwill impairment charge for the three months ended March 31, 2020. This impairment charge resulted from the impacts of COVID-19 on our current and forecasted wholesale revenues and the restrictions on certain products we sell imposed by the Federal Drug Administration (“FDA”) Enforcement Priorities for Electronic Nicotine Delivery Systems (“ENDS”) and Other Deemed Products on the Market Without Premarket Authorization (“ENDS Enforcement Guidance’), which resulted in changes to our estimates and assumptions of the expected future cash flows of the United States reporting unit.

We recognized no goodwill impairment charges during the three months ended March 31, 2021. See “Note 3—Business Combinations” for discussion of goodwill recognized during the first quarter of 2021 related to the Eyce LLC acquisition.

Revenue Recognition

Revenue is recognized when customers obtain control of goods and services promised by us. Revenue is measured based on the amount of consideration that we expect to receive in exchange for those goods or services, reduced by promotional discounts and estimates for return allowances and refunds. Taxes collected from customers for remittance to governmental authorities are excluded from net sales.

We generate revenue primarily from the sale of finished products to customers, whereby each product unit represents a single performance obligation. We recognize revenue from product sales when the customer has obtained control of the products, which is either upon shipment from one of our fulfillment centers or upon delivery to the customer, depending upon the specific terms and conditions of the arrangement, or at the point of sale for our retail store sales. We provide no warranty on products sold. Product warranty is provided by the manufacturers.

Our performance obligations for services are satisfied when the services are rendered within the arranged service period. Service revenue was de minimis for the three months ended March 31, 2021 and 2020.

Beginning with the first quarter of 2020, we entered into a limited number of bill-and-hold arrangements. Each bill-and-hold arrangement is reviewed and revenue is recognized only when certain criteria have been met: (i) the customer has requested delayed delivery and storage of the products by us, in exchange for a storage fee, because they want to secure a supply of the products but lack storage space, (ii) the risk of ownership has passed to the customer, (iii) the products are segregated from our other inventory items held for sale, (iv) the products are ready for shipment to the customer, and (v) the products are customized and thus we do not have the ability to use the products or direct them to another customer. During the three months ended March 31, 2021 and 2020, we recorded $0.2 million and $0.8 million of revenue under bill-and-hold arrangements, respectively. Storage fees charged to customers for bill-and-hold arrangements are recognized as invoiced. Such fees were not significant for the three months ended March 31, 2021 and 2020.

For certain product offerings such as premium, patented, child-resistant packaging, closed-system vaporization solutions and custom-branded retail products, we generally receive a deposit from the customer (generally 50% of the total order cost, but the amount can vary by customer contract) when an order is placed by a customer. We typically complete these orders within one to three months from the date of order, depending on the complexity of the customization and the size of the order. See “Note 8—Supplemental Financial Statement Information” for a summary of changes to our customer deposits liability balance during the three months ended March 31, 2021.

We estimate product returns based on historical experience and record them as a refund liability that reduces the net sales for the period. We analyze actual historical returns, current economic trends and changes in order volume when evaluating the adequacy of our sales returns allowance in any reporting period. Our liability for returns, which is included within “Accrued expenses and other current liabilities” in our condensed consolidated balance sheets, was approximately $0.8 million as of March 31, 2021 and December 31, 2020. The recoverable cost of merchandise estimated to be returned by customers, which is included within “Other current assets” in our condensed consolidated balance sheets, was approximately $0.2 million as of March 31, 2021 and December 31, 2020.

We elected to account for shipping and handling expenses that occur after the customer has obtained control of products as a fulfillment activity in cost of sales. Shipping and handling fees charged to customers are included in net sales upon completion of our performance obligations. We apply the practical expedient provided for by ASC 606 by not adjusting the transaction price for significant financing components for periods less than one year. We also apply the practical expedient provided by ASC 606 based upon which we generally expense sales commissions when incurred because the amortization period is one year or less. Sales commissions are recorded within “Salaries, benefits and payroll tax expenses” in the condensed consolidated statements of operations and comprehensive loss.

No single customer represented more than 10% of our net sales for the three months ended March 31, 2021 and 2020. As of March 31, 2021 and December 31, 2020, no single customer represented more than 10% of our accounts receivable balance.

Federal Drug Administration’s ENDS Enforcement Guidance and Premarket Tobacco Product Applications

In January 2020, the FDA issued ENDS Enforcement Guidance, which outlines the FDA’s intent to prioritize enforcement against flavored, cartridge-based ENDS products (except tobacco or menthol flavored products), all other ENDS products for which the manufacturer has failed to take adequate measures to prevent access to minors, and any ENDS products targeted to minors or whose marketing is likely to promote usage by minors. Additionally, the deadline for ENDS manufacturers to submit Premarket Tobacco Product Applications (“PMTA”) was September 9, 2020. The FDA also intends to prioritize any ENDS products offered for sale after September 9, 2020 for which the manufacturer has not submitted a PMTA. The FDA is not necessarily bound by these enforcement priorities, and it has recently taken actions against other products and may take additional actions against other products as warranted by circumstances.

The ENDS Enforcement Guidance had the effect of prohibiting the sale of certain products in the United States, including mint-flavored products from certain vendors, starting February 2020. Products impacted by the ENDS Enforcement Guidance represented less than 0.1% of our net sales for the three months ended March 31, 2021 and 2020.

While we are in compliance with and expect to remain in compliance with the ENDS Enforcement Guidance, further actions and developments relating to the FDA’s guidance could adversely affect our sales of ENDS products and may have a material adverse effect on our business, results of operations and financial condition.

Consolidated Appropriations Act, 2021

On December 27, 2020, the Consolidated Appropriations Act, 2021 was signed into law, which contained provisions that amended the Prevent All Cigarette Trafficking Act (“PACT Act”) to apply to electronic nicotine delivery systems (“ENDS”), as that term is defined by the PACT Act. The PACT Act, among other things, prohibits the use of the U.S. Postal Service (“USPS”) to deliver ENDS. The PACT Act also requires that sellers of ENDS implement certain age verification measures for direct-to-consumer sales, register with the Bureau of Alcohol, Tobacco, Firearms and Explosives (“ATF”) and the tobacco tax administrators of the states into which shipments are made, and file monthly reports demonstrating payment of applicable taxes. Additionally, as a result of the PACT Act amendments, FedEx and UPS adopted policies banning the shipment of certain vaping products starting on March 1st, 2021 and April 5th, 2021, respectively. Substantial uncertainty exists regarding which products may not be shipped pursuant to the PACT Act and the policies of FedEx and UPS. In the event USPS, FedEx, or UPS determine that their bans apply broadly to all or almost all vaporizers, our shipping costs will be adversely and materially impacted, and we could lose our ability to deliver products to customers in a timely and economical manner. We are unable to determine the extent of the impact to the business until further guidance and clarification is issued.

Value Added Taxes

During the third quarter of 2020, as part of a global tax strategy review, we determined that our European subsidiaries based in the Netherlands, which we acquired on September 30, 2019, had historically collected and remitted value added tax (“VAT”) payments, which related to direct-to-consumer sales to other European Union (“EU”) member states, directly to the Dutch tax authorities. In connection with our subsidiaries’ payment of VAT to Dutch tax authorities rather than other EU member states, the German government has commenced a criminal investigation, which could result in penalties; other jurisdictions could commence such investigations as well. We have performed an analysis of the VAT overpayments to the Dutch tax authorities, which we expect will be refunded to us, and VAT payable to other EU member states, including potential fines and penalties. Based on this analysis, we recorded VAT payable of approximately $7.4 million and $9.9 million within “Accrued expenses and other current liabilities” and VAT receivable of approximately $4.2 million and $4.4 million within “Other current assets” in our condensed consolidated balance sheet as of March 31, 2021 and December 31, 2020, respectively. We received a refund from the Dutch tax authorities of approximately $4.1 million in April 2021, which reduced our VAT receivable to approximately $0.1 million.

Pursuant to the purchase and sale agreement by which we acquired our European subsidiaries, the sellers are required to indemnify us against certain specified matters and losses, including any and all liabilities, claims, penalties and costs incurred or sustained by us in connection with non-compliance with tax laws in relation to activities of the sellers. The indemnity (or indemnification receivable) is limited to an amount equal to the purchase price under the purchase and sale agreement. Furthermore, we were beneficiaries of a bank guarantee in the amount of approximately $0.9 million for claims for which we are entitled to indemnification under the purchase and sale agreement, which we collected in April 2021. In April 2021, we entered into a settlement agreement with the sellers of Conscious Wholesale requiring the transfer of approximately $0.7 million in cash from the sellers’ bank accounts. Accordingly, as of March 31, 2021, we reflected an indemnification asset of approximately $1.6 million within “Other current assets” using the loss recovery model, as management believes that amounts covered by the bank guarantee and settlement agreement are probable of recovery.

Management intends to pursue recovery of all additional losses from the sellers to the full extent of the indemnification provisions of the purchase and sale agreement, however, the collectability of such additional indemnification amounts may be subject to litigation and may be affected by the credit risk of indemnifying parties, and are therefore subject to significant uncertainties as to the amount and timing of recovery.

We establish VAT receivables in jurisdictions where VAT paid exceeds VAT collected and are recoverable through the filing of refund claims. Our VAT receivable balance as of March 31, 2021 relates to refund claims with the Dutch tax authorities. We have voluntarily disclosed VAT owed to several relevant tax authorities in the EU member states and are continuing voluntarily disclose in the second quarter of 2021, and believe in doing so we will reduce our liability for penalties and interest.

Nonetheless, we may incur expenses in future periods related to such matters, including litigation costs and other expenses to defend our position. The outcome of such matters is inherently unpredictable and subject to significant uncertainties.

Refer to “Note 7—Commitments and Contingencies” for additional discussion regarding our contingencies.

Recently Adopted Accounting Guidance

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This update was effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. We adopted this standard beginning January 1, 2021. Adoption of this standard did not have a material impact on our condensed consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction of accounting for equity securities under Topic 321, the accounting for equity investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. We adopted this guidance beginning January 1, 2021. Adoption of this standard did not have a material impact on our condensed consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which addresses the measurement and disclosure requirements for convertible instruments and contracts in an entity’s own equity. The new standard simplifies and adds disclosure requirements for the accounting and measurement of convertible instruments and the settlement assessment for contracts in an entity’s own equity. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2021. We elected to early adopt the new standard beginning January 1, 2021, on a modified retrospective basis. Adoption of this standard did not impact our condensed consolidated financial statements, as we did not hold any instruments to which this standard was applicable during the current reporting period nor in earlier reporting periods.

Recently Issued Accounting Guidance Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses. The standard requires the use of an “expected loss” model on certain types of financial instruments. The standard also amends the impairment model for available-for-sale securities and requires estimated credit losses to be recorded as allowances rather than as reductions to the amortized cost of the securities. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2022 for filers that are eligible to be smaller reporting companies under the SEC’s definition. Early adoption is permitted. We do not believe the adoption of this new guidance will have a material impact on our condensed consolidated financial statements and disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides practical expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by the amendments in this update apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued as a result of reference rate reform. These amendments are not applicable to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope, which clarified the scope and application of the original guidance. ASU No. 2020-04 and ASU No. 2021-01 are effective as of March 12, 2020 through December 31, 2022 and may be applied to contract modifications and hedging relationships from the beginning of an interim period that includes or is subsequent to March 12, 2020. We are still evaluating the impact these standards will have on our consolidated financial statements and related disclosures.

NOTE 3. BUSINESS ACQUISITIONS

Eyce LLC

On March 2, 2021, we acquired substantially all the assets of Eyce LLC (“Eyce”), a designer and manufacturer of pipes, bubblers, rigs, and other smoking and vaporization-related accessories and merchandise. We acquired Eyce to take advantage of expected synergies, which include increased margins from the direct integration of one of our top-selling product lines into our offerings of Greenlane Brand products and the enlistment of key talent in Eyce’s founding owners.

We accounted for the Eyce acquisition as a business combination under the acquisition method under ASC Topic 805, Business Combinations. Eyce has been consolidated in our condensed consolidated financial statements commencing on March 2, 2021, the date of acquisition. “Net sales” and “net loss” in the condensed consolidated statement of operations and comprehensive loss for the three months ended March 31, 2021 includes de minimis revenue and net income of Eyce from the date of acquisition through March 31, 2021. We recognized approximately $0.3 million in acquisition-related costs, which were included within “general and administrative” expenses in our condensed consolidated statement of operations and comprehensive loss for the three months ended March 31, 2021.

We paid total consideration valued at $8.1 million, which consisted of the following:

(in thousands)	Purchase Consideration
Cash	$2,403
Class A common stock	2,005
Promissory note	2,503
Contingent consideration - payable in cash	609
Contingent consideration - payable in Class A common stock	609
Total purchase consideration	$8,129

The contingent consideration arrangement requires us to make contingent payments based on the achievement of certain revenue and EBITDA performance targets for the years ending December 31, 2021 and 2022, as set forth in the acquisition agreement. We estimated the fair value of the contingent consideration by using a Monte Carlo simulation that includes significant unobservable inputs such as the risk-free rate, risk-adjusted discount rate, the volatility of the underlying financial metrics and projected financial forecast of the acquired business over the earn-out period.

The initial accounting for the acquisition is incomplete primarily due to the timing of the closing of the acquisition relative to the timing of our condensed consolidated financial statements for the first quarter of 2021. The following table summarizes the preliminary purchase price allocation and the estimated fair value of the net assets acquired at the date of acquisition. The purchase price allocation is preliminary pending completion of the fair value analysis of the acquired assets.

(in thousands)	Estimated Fair Value as of Acquisition Date
Inventory	$92
Developed technology	1,738
Trade name	1,294
Customer relationships	165
Goodwill	4,840
Total purchase price	$8,129

Goodwill generated from the acquisition is primarily related to the value we placed on expected business synergies. The assignment of goodwill recognized from this business combination to reporting units has also not yet been completed as of the date of these financial statements. We anticipate that all of the goodwill recognized will be deductible for income tax purposes.

Unaudited Pro Forma Financial Information

The following table presents pro forma results for the three months ended March 31, 2021 and 2020 as if our acquisition of Eyce had occurred on January 1, 2020, and Eyce’s results had been included in our consolidated results beginning on that date (in thousands):

	Three months ended March 31
	2021	2020
	(Unaudited)
Net Sales	$34,161	$33,959
Cost of Goods Sold	26,772	26,573
Gross Profit	7,389	7,386
Net Loss	$(7,982)	$(17,024)

The pro forma amounts have been calculated after applying our accounting policies to the financial statements of Eyce and adjusting the combined results of Greenlane and Eyce (a) to remove Eyce product sales to us and to remove the cost incurred by us related to products purchased from Eyce prior to the acquisition, and (b) to reflect the increased amortization expense that would have been charged assuming intangible assets identified in the acquisition of Eyce had been recorded on January 1, 2020.

The impact of the Eyce acquisition on the actual results reported by us in subsequent periods may differ significantly from that reflected in this pro forma information for a number of reasons, including but not limited to, non-achievement of the expected synergies from these combinations and changes in the regulatory environment. As a result, the pro forma information is not necessarily indicative of what our financial condition or results of operations would have been had the acquisition been completed on the applicable date of this pro forma financial information. In addition, the pro forma financial information does not purport to project our future financial condition and results of operations.

Pending Merger with KushCo Holdings, Inc.

On March, 31, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KushCo Holdings, Inc. (“KushCo”). If completed, Greenlane’s merger with KushCo will create the leading ancillary cannabis products and service company. The combined company (the “Combined Company”) will serve a premier group of customers, which includes many of the leading multi-state-operators and licensed producers, the top smoke shops in the United States, and millions of consumers. The Combined Company will retain the name “Greenlane Holdings, Inc.” and will continue to trade on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “GNLN.” Greenlane will be treated as the acquirer for accounting purposes.

Under the terms of the Merger Agreement, KushCo’s stockholders will receive a number of shares of Greenlane’s Class A common stock based on the Exchange Ratio (as defined in the Merger Agreement) for each share of KushCo common stock, which Exchange Ratio is subject to adjustment as described in the Merger Agreement. The exchange is expected to result in existing KushCo stockholders owning approximately 49.9% of the common stock of the Combined Company and existing Greenlane stockholders owning approximately 50.1% of the Combined Company’s common stock after consummation of the merger. In the event of an adjustment to the Exchange Ratio, existing KushCo stockholders will own no less than 48.1%, and existing Greenlane stockholders will own no more than 51.9%, of the Combined Company’s common stock. Greenlane will also assume KushCo’s outstanding stock options and warrants, which will be converted into fully vested stock options and warrants to purchase Greenlane’s Class A common stock, generally using the same Exchange Ratio (subject to adjustment as described above). The aggregate value of the merger consideration will fluctuate based upon changes in the price of Greenlane Class A common stock and the number of shares of KushCo common stock, stock options, and warrants outstanding immediately prior to the effective time of the merger, as well as any adjustments to the Exchange Ratio provided in the Merger Agreement.

The completion of the merger is subject to conditions of the Merger Agreement, including obtaining the requisite approvals from stockholders of Greenlane and KushCo, as well as approvals from the Nasdaq and certain regulators. We expect the merger to be completed in the second half of 2021, but can provide no assurances that the merger will close on that timeline or at all.

NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments Measured on a Recurring Basis

The carrying amounts for certain of our financial instruments, including cash, accounts receivable, accounts payable and certain accrued expenses and other assets and liabilities, approximate fair value due to the short-term nature of these instruments. Our financial instruments measured at fair value on a recurring basis were as follows at the dates indicated:

	Condensed Consolidated	Fair Value at March 31, 2021
(in thousands)	Balance Sheet Caption	Level 1	Level 2	Level 3	Total
Liabilities:
Interest rate swap contract	Other long-term liabilities	$—	$460	$—	$460
Contingent consideration - current	Accrued expenses and other current liabilities	—	—	853	853
Contingent consideration - long-term	Other long-term liabilities	—	—	365	365
Total Liabilities		$—	$460	$1,218	$1,678

	Condensed Consolidated	Fair Value at December 31, 2020
(in thousands)	Balance Sheet Caption	Level 1	Level 2	Level 3	Total
Liabilities:
Interest rate swap contract	Other long-term liabilities	$—	$665	$—	$665
Total Liabilities		$—	$665	$—	$665

There were no transfers between Level 1 and Level 2 and no transfers to or from Level 3 of the fair value hierarchy during the three months ended March 31, 2021.

Derivative Instrument and Hedging Activity

On July 11, 2019, we entered into an interest rate swap contract to manage our risk associated with the interest rate fluctuations on our floating rate Real Estate Note. The counterparty to this instrument is a reputable financial institution. The interest rate swap contract is entered into for periods consistent with the related underlying exposure and does not constitute a position independent of this exposure. Our interest rate swap contract was designated as a cash flow hedge at the inception date, and is reflected at its fair value in our condensed consolidated balance sheets. The fair value of our interest rate swap liability is determined based on the present value of expected future cash flows. Since our interest rate swap value is based on the LIBOR forward curve and credit default swap rates, which are observable at commonly quoted intervals for the full term of the swap, it is considered a Level 2 measurement.

Details of the outstanding swap contract as of March 31, 2021, which is a “pay-fixed and receive-floating” contract, are as follows:

Swap Maturity	Notional Value (in thousands)	Pay-Fixed Rate	Receive-Floating Rate	Floating Rate Reset Terms
October 1, 2025	$8,078	2.07750%	One-Month LIBOR	Monthly

We performed an initial qualitative assessment of hedge effectiveness using the hypothetical derivative method in the period in which the hedging transaction was entered, as the critical terms of the hypothetical derivative and the hedging instrument were the same. Quarterly, we perform a qualitative analysis for prospective and retrospective assessments of hedge effectiveness. The unrealized loss on the derivative instrument is included within “Other comprehensive loss” in our condensed consolidated statements of operations and comprehensive loss. There was no measure of hedge ineffectiveness and no reclassifications from other comprehensive loss into interest expense for the three months ended March 31, 2021 or 2020.

Contingent Consideration

Each period we revalue our contingent consideration obligations associated with business acquisitions to their fair value. Additional purchase price payments ranging from $0 to $3.5 million are contingent upon the achievement of certain revenue and EBITDA targets measured through December 31, 2022. The estimate of the fair value of contingent consideration is determined by applying a risk-neutral framework using a Monte Carlo Simulation, which includes inputs not observable in the market, such as the risk-free rate, risk-adjusted discount rate, the volatility of the underlying financial metrics and projected financial forecast of the acquired business over the earn-out period, and therefore represents a Level 3 measurement. Significant increases or decreases in these inputs could result in a significantly lower or higher fair value measurement of the contingent consideration liability. Changes in the fair value of contingent consideration are included within “Other income (expense), net” in our condensed consolidated statements of operations and comprehensive loss. There were no fair value adjustments to contingent consideration recognized during the three months ended March 31, 2021.

A reconciliation of our liabilities that are measured and recorded at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2021 is as follows:

(in thousands)	Contingent Consideration
Balance at December 31, 2020	$—
Contingent consideration issued in March 2021	1,218
Balance at March 31, 2021	$1,218

Investment in Equity Securities

Our investment in equity securities consists of a 1.49% ownership interest in Airgraft Inc. We determined that our ownership does not provide us with significant influence over the operations of this investee. Accordingly, we account for our investment in this entity as equity securities. Airgraft Inc. is a private entity and its equity securities do not have a readily determinable fair value. We elected to measure this security under the measurement alternative election at cost minus impairment, if any, and adjust the security to fair value when an observable price change can be identified; thus, the investment in equity securities constitutes a Level 3 investment, measured on a non-recurring basis. There have been no transfers between Level 1 and Level 2 and no transfers to or from Level 3 of the fair value hierarchy during the three months ended March 31, 2021 or 2020.

During the three months ended March 31, 2021 and 2020, we did not identify any fair value adjustments using observable price changes in orderly transactions for an identical or similar investment of the same issuer. At March 31, 2021 and December 31, 2020, the carrying value of this investment was approximately $2.0 million, which included a fair value adjustment of $1.5 million based on an observable price change recognized during the year ended December 31, 2019.

NOTE 5. LEASES

Greenlane as a Lessee

As of March 31, 2021, we had 11 facilities financed under operating leases consisting of warehouses, offices, and retail stores, with lease term expirations between 2021 and 2026. Lease terms are generally three to seven years for warehouses, office space and retail store locations. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table provides details of our future minimum lease payments under finance and operating lease liabilities recorded in our condensed consolidated balance sheet as of March 31, 2021. The table below does not include commitments that are contingent on events or other factors that are currently uncertain or unknown.

(in thousands)	Finance Leases	Operating Leases	Total
Remainder of 2021	$177	$597	$774
2022	177	947	1,124
2023	112	921	1,033
2024	4	609	613
2025	—	122	122
Thereafter	—	124	124
Total minimum lease payments	470	3,320	3,790
Less: imputed interest	8	295	303
Present value of minimum lease payments	462	3,025	3,487
Less: current portion	216	713	929
Long-term portion	$246	$2,312	$2,558

Rent expense under operating leases was approximately $0.3 million and $0.5 million for the three months ended March 31, 2021 and 2020, respectively.

The majority of our finance lease obligations relate to leased warehouse equipment. Payments under our finance lease agreements are fixed for terms ranging from three to five years. We recorded approximately $0.5 million and $0.4 million, respectively, of finance lease assets, net within “property and equipment, net” as of March 31, 2021 and December 31, 2020, and the related liabilities within “current portion of finance leases” and “finance leases, less current portion” in our condensed consolidated balance sheets.

The following expenses related to our finance and operating leases were included in “general and administrative expenses” within our condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2021:

(in thousands)	March 31, 2021
Finance lease costs
Amortization of leased assets	$54
Interest of lease liabilities	5
Operating lease costs
Operating lease cost	250
Variable lease cost	39
Total lease costs	$348

The table below presents lease-related terms and discount rates as of March 31, 2021:

March 31, 2021
Weighted average remaining lease terms
Operating leases	3.6 years
Finance leases	2.3 years
Weighted average discount rate
Operating leases	4.9%
Finance leases	4.2%

Greenlane as a Lessor

As of March 31, 2021, we had five operating leases for office space leased to third-party tenants in our corporate headquarters building in Boca Raton, Florida. Rental income of approximately $0.2 million for the three months ended March 31, 2021 and 2020, was included within “other income, net” in our condensed consolidated statements of operations and comprehensive loss.

The following table represents the maturity analysis of undiscounted cash flows related to lease payments, which we expect to receive from our existing operating lease agreements with tenants:

(in thousands)	Rental Income
Remainder of 2021	$534
2022	199
2023	99
2024	77
2025	53
Total	$962

NOTE 6. LONG TERM DEBT

Our long-term debt, excluding operating and finance lease liabilities, consisted of the following amounts at the dates indicated:

(in thousands)	March 31, 2021	December 31, 2020
Real Estate Note	$8,078	$8,125
Eyce Promissory Note	2,503	—
	10,581	8,125
Less unamortized debt issuance costs	(93)	(99)
Less current portion of long-term debt	(1,093)	(182)
Long-term debt, net, excluding operating leases and finance leases	$9,395	$7,844

Line of Credit

On April 5, 2019, the Operating Company, as the borrower, entered into a second amendment to the first amended and restated credit agreement, dated October 1, 2018 (the “line of credit”) with Fifth Third Bank, for a $15.0 million revolving credit loan with a maturity date of August 23, 2020. In August 2020, the maturity date of the line of credit was further extended to November 30, 2020. The line of credit was not renewed on November 30, 2020. There were no borrowings outstanding on the line of credit at March 31, 2021 or December 31, 2020.

Real Estate Note

In October 2018, one of the Operating Company’s wholly-owned subsidiaries financed the purchase of a building which serves as our corporate headquarters through a real estate term note (the “Real Estate Note”) in the principal amount of $8.5 million. Principal payments plus accrued interest at a rate of LIBOR plus 2.39% are due monthly. The Real Estate Note contains customary covenants and restrictions, including, without limitation, covenants that require us to comply with laws, restrictions on our ability to incur additional indebtedness, and various customary remedies for the lender following an event of default, including the acceleration of repayment of outstanding amounts under the Real Estate Note and execution upon the collateral securing obligations under the Real Estate Note. Our obligations under the Real Estate Note are secured by a mortgage on the property. The Real Estate Note is subject to an interest rate swap contract, see “Note 4—Fair Value of Financial Instruments.”

Eyce LLC Promissory Note

In March 2021, one of the Operating Company’s wholly-owned subsidiaries financed the acquisition of Eyce LLC through the issuance of an unsecured promissory note (the “Eyce Promissory Note”) in the principal amount of $2.5 million. Principal payments plus accrued interest at a rate of 4.5% are due quarterly.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, we are involved in various legal proceedings involving a variety of matters. We do not believe there are any pending legal proceedings that will have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties.

On August 2, 2019, a purported stockholder of the Company filed a purported class action lawsuit against the Company, officers and directors of the Company, and the underwriters related to the Company’s initial public offering. The complaint alleges, among other things, that the Company’s registration statement related to its initial public offering contained untrue statements of material fact and, or omitted to state material facts necessary to make the statements in the registration statement not misleading, in violation of Sections 11, 12 and 15 of the Securities Act of 1933, as amended. Since August 2, 2019 four additional purported class action lawsuits have been filed making substantially similar allegations.

Three of the complaints alleging violations of securities laws as described above were filed against the Company in the Circuit Court of the Fifteenth Judicial Circuit for Palm Beach County, Florida. These cases have been consolidated under the caption In re Greenlane Holdings, Inc. Securities Litigation (Case No. 50-2019-CA-010026). The plaintiffs filed an amended complaint on December 9, 2019 and the Company filed a motion to dismiss on February 7, 2020. On February 5, 2021, The Circuit Court of the Fifteenth Judicial Circuit for Palm Beach County, Florida granted the Company’s motion to dismiss.

Two of the complaints alleging violations of securities laws as described above were filed against the Company in the United States District Court for the Southern District of Florida. These cases have been consolidated under the caption In re Greenlane Holdings, Inc. Securities Litigation (Case No. 19-CV-81259). The plaintiffs filed an amended complaint on March 6, 2020 and the Company filed a motion to dismiss on March 20, 2020. On January 6, 2021, the United States District Court for the Southern District of Florida granted the Company’s motion to dismiss, and dismissed the case with prejudice.

As a result of the rulings mentioned above, there are currently no securities lawsuits pending against the Company.

See “Note 5—Leases” for details of our future minimum lease payments under finance lease liabilities and operating lease liabilities. See “Note 11—Incomes Taxes” for information regarding income tax contingencies.

Other Contingencies

We are potentially subject to claims related to various non-income taxes (such as sales, value added, consumption, and similar taxes) from various tax authorities, including in jurisdictions in which we already collect and remit such taxes. If the relevant taxing authorities were successfully to pursue these claims, we could be subject to significant additional tax liabilities.

NOTE 8. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Assets Held for Sale

An asset group classified as held for sale is reflected at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying amount of the assets exceeds its estimated fair value, a loss is recognized. We recorded approximately $0.9 million of machinery held for sale within “Assets Held for Sale” as of March 31, 2021 and December 31, 2020. We are actively seeking a buyer and expect to complete the sale of the machinery by the third quarter of 2021. We recognized no impairment charges during the three months ended March 31, 2021 or 2020.

Other Current Assets

The following table summarizes the composition of other current assets as of the dates indicated:

(in thousands)	March 31, 2021	December 31, 2020
Other current assets:
VAT refund receivable	$4,194	$4,391
Prepaid expenses	1,651	1,542
Indemnification receivable, net	1,638	921
Other	3,113	4,038
	$10,596	$10,892

Accrued Expenses and Other Current Liabilities

The following table summarizes the composition of accrued expenses and other current liabilities as of the dates indicated:

(in thousands)	March 31, 2021	December 31, 2020
Accrued expenses and other current liabilities:
VAT payable	$7,409	$9,882
Contingent consideration	853	—
Payroll related including bonus	2,551	2,361
Accrued professional fees	3,144	1,750
Accrued third-party logistics fees	206	1,295
Liabilities associated with assets held for sale	20	226
Accrued taxes, state and income	243	211
Current portion of long-term debt	1,093	182
Other	3,917	3,665
	$19,436	$19,572

Customer Deposits

For certain product offerings such as premium, patented, child-resistant packaging, closed-system vaporization solutions and custom-branded retail products. We generally receive a deposit from the customer (generally 50% of the total order cost, but the amount can vary by customer contract), when an order is placed by a customer. We typically complete orders related to customer deposits within one to three months from the date of order, depending on the complexity of the customization and the size of the order. Changes in our customer deposits liability balance during the three months ended March 31, 2021 were as follows:

(in thousands)	Customer Deposits
Balance as of December 31, 2020	$2,729
Increases due to deposits received, net of other adjustments	1,691
Revenue recognized	(1,154)
Balance as of March 31, 2021	$3,266

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) for the periods presented were as follows:

(in thousands)	Foreign Currency Translation	Unrealized Loss on Derivative Instrument	Total
Balance at December 31, 2020	$183	$(154)	$29
Other comprehensive income (loss)	(155)	204	49
Less: Other comprehensive (income) loss attributable to non-controlling interest	99	(130)	(31)
Balance at March 31, 2021	$127	$(80)	$47

(in thousands)	Foreign Currency Translation	Unrealized Loss on Derivative Instrument	Total
Balance at December 31, 2019	$(22)	$(50)	$(72)
Other comprehensive loss	(627)	(493)	(1,120)
Less: Other comprehensive loss attributable to non-controlling interest	477	376	853
Balance at March 31, 2020	$(172)	$(167)	$(339)

Supplier Concentration

We have four major vendors whose products accounted for an aggregate of approximately 42.9% our total net sales and 35.5% of our total purchases for the three months ended March 31, 2021, and an aggregate of approximately 47.9% of our total net sales and 37.5% of our total purchases for the three months ended March 31, 2020. We expect to maintain our existing relationships with these vendors.

NOTE 9. STOCKHOLDERS’ EQUITY

Class A Common Stock Repurchase Program

In November 2019, our Board of Directors approved a stock repurchase program authorizing up to $5.0 million in repurchases of our outstanding shares of Class A common stock. Under the program, we may repurchase shares in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. We may periodically repurchase shares in open market transactions, directly or indirectly, in block purchases and in privately negotiated transactions or otherwise. The timing, pricing, and amount of any repurchases under the share repurchase program will be determined by management at its discretion based on a variety of factors, including, but not limited to, trading volume and market price of our Class A common stock, corporate considerations, our working capital and investment requirements, general market and economic conditions, and legal requirements. The share repurchase program does not obligate us to repurchase any common stock and may be modified, discontinued, or suspended at any time. Shares of Class A common stock repurchased under the program are subsequently retired. There were no share repurchases under the program during the three months ended March 31, 2021 or 2020.

Non-Controlling Interest

As discussed in “Note 1—Business Operations and Organization,” we consolidate the financial results of the Operating Company in our condensed consolidated financial statements and report a non-controlling interest related to the Common Units held by non-controlling interest holders. As of March 31, 2021, we owned 38.2% of the economic interests in the Operating Company, with the remaining 61.8% of the economic interests owned by non-controlling interest holders. The non-controlling interest in the accompanying consolidated statements of operations and comprehensive loss represents the portion of the net loss attributable to the economic interest in the Operating Company held by the non-controlling holders of Common Units calculated based on the weighted average non-controlling interests’ ownership during the periods presented.

Net Loss Per Share

Basic net loss per share of Class A common stock is computed by dividing net loss attributable to Greenlane by the weighted-average number of shares of Class A common stock outstanding during the period. Diluted net loss per share of Class A common stock is computed by dividing net loss attributable to Greenlane by the weighted-average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive elements.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share of Class A common stock is as follows (in thousands, except per share amounts):

	Three Months Ended March 31,
	2021	2020
Numerator:
Net loss	$(7,714)	$(16,739)
Less: Net loss attributable to non-controlling interests	(3,458)	(12,278)
Net loss attributable to Class A common stockholders	$(4,256)	$(4,461)
Denominator:
Weighted average shares of Class A common stock outstanding	15,263	10,455
Net loss per share of Class A common stock - basic and diluted	$(0.28)	$(0.43)

For the three months ended March 31, 2021, 2,443,437 shares of Class B common stock, 72,064,218 shares of Class C common stock and 1,521,137 stock options to purchase Class A common stock were excluded from the weighted-average in the computation of diluted net loss per share of Class A common stock because the effect would have been anti-dilutive.

For the three months ended March 31, 2020, 5,869,778 shares of Class B common stock, 77,791,218 shares of Class C common stock and 745,784 stock options to purchase Class A common stock were excluded from the weighted-average in the computation of diluted net loss per share of Class A common stock because the effect would have been anti-dilutive.

Shares of our Class B common stock and Class C common stock do not share in our earnings or losses and are therefore not participating securities. As such, separate calculations of basic and diluted net loss per share for each of our Class B common stock and Class C common stock under the two-class method have not been presented.

NOTE 10. COMPENSATION PLANS

2019 Equity Incentive Plan

On April 17, 2019, we adopted the 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan provides eligible participants with compensation opportunities in the form of cash and equity incentive awards. The 2019 Plan is designed to enhance our ability to attract, retain and motivate our employees, directors, and executive officers, and incentivizes them to increase our long-term growth and equity value in alignment with the interests of our stockholders. Under the 2019 Plan, we may grant up to 5,000,000 stock options and other equity-based awards to employees, directors and executive officers.

During the three months ended March 31, 2021, we recorded compensation expense of approximately $0.1 million related to restricted shares, which was included within “salaries, benefits and payroll taxes” in our condensed consolidated statement of operations and comprehensive loss. As of March 31, 2021, total unrecognized compensation expense related to unvested restricted shares of our Class A common stock was approximately $1.1 million, which is expected to be recognized over a weighted average period of 2.4 years.

During the three months ended March 31, 2021, we recorded a de minimis amount of compensation expense related to restricted stock units (“RSUs”). As of March 31, 2021, total unrecognized compensation expense related to unvested RSUs was approximately $0.1 million, which is expected to be recognized over a weighted average period of 2.6 years.

During the three months ended March 31, 2021 and 2020, we recorded compensation expense related to stock options of approximately $0.3 million and $0.4 million, respectively, which was included within “salaries, benefits and payroll taxes” in our condensed consolidated statements of operations and comprehensive loss. As of March 31, 2021, total unrecognized compensation expense related to unvested stock options was approximately $3.3 million, which is expected to be recognized over a weighted-average period of 2.8 years.

Common Units of the Operating Company Granted as Equity-Based Compensation

During the three months ended March 31, 2021, we recorded compensation expense related to Common Units of approximately $0.1 million, which was included within “salaries, benefits and payroll taxes” in our condensed consolidated statements of operations and comprehensive loss. As of March 31, 2021, total unrecognized compensation expense related to unvested Common Units was approximately $0.6 million, which is expected to be recognized over a weighted-average period of 1.7 years.

During the three months ended March 31, 2020, we recorded compensation expense related to Common Units of approximately $0.7 million, which was offset by actual forfeitures of Common Units during the first quarter of 2020 of approximately $0.8 million, which were included within “salaries, benefits and payroll taxes” in our condensed consolidated statements of operations and comprehensive loss.

NOTE 11. INCOME TAXES

As a result of the IPO and the Transactions completed in April 2019, we own a portion of the Common Units of the Operating Company, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, the Operating Company is generally not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by the Operating Company is passed through to and included in the taxable income or loss of its members, including Greenlane, on a pro-rata basis, in accordance with the terms of the Operating Agreement. The Operating Company is also subject to taxes in foreign jurisdictions. We are a corporation subject to U.S. federal income taxes, in additional to state and local income taxes, based on our share of the Operating Company’s pass-through taxable income.

As of March 31, 2021 and December 31, 2020, management performed an assessment of the realizability of our deferred tax assets based upon which management determined that it is not more likely than not that the results of operations will generate sufficient taxable income to realize portions of the net operating loss benefits. Consequently, we established a full valuation allowance against our deferred tax assets, and reflected a carrying balance of $0 as of March 31, 2021 and December 31, 2020, respectively. In the event that management determines that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance will be made, which would reduce the provision for income taxes. The benefit from income taxes for the three months ended March 31, 2021 and 2020, respectively, relates to taxes in foreign jurisdictions, including Canada and the Netherlands.

For the three months ended March 31, 2021, the effective tax rate differed from the U.S. federal statutory tax rate of 21% primarily due to the Operating Company’s pass-through structure for U.S. income tax purposes, the relative mix in earnings and losses in the U.S. versus foreign tax jurisdictions, and the valuation allowance against the deferred tax asset.

For the three months ended March 31, 2021, we did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which was enacted on March 27, 2020, made tax law changes to provide financial relief to companies as a result of the business impacts of COVID-19. Key income tax provisions of the CARES Act include changes in net operating loss carryback and carryforward rules, acceleration of alternative minimum tax credit recovery, increase in the net interest expense deduction limit and charitable contribution limit, and immediate write-off of qualified improvement property. The changes are not expected to have a significant impact on us.

Tax Receivable Agreement (TRA)

We entered into the TRA with the Operating Company and each of the members that provides for the payment by the Operating Company to the members of 85% of the amount of tax benefits, if any, that we may actually realize (or in some circumstances are deemed to realize) as a result of (i) increases in tax basis resulting from any future redemptions of Common Units as described in “Note 1—Business Operations and Organization” and (ii) certain other tax benefits attributable to payments made under the TRA.

The annual tax benefits are computed by calculating the income taxes due, including such tax benefits, and the income taxes due without such benefits. The Operating Company expects to benefit from the remaining 15% of any tax benefits that it may actually realize. The TRA payments are not conditioned upon any continued ownership interest in the Operating Company. The rights of each noncontrolling interest holder under the TRA are assignable to transferees of its interest in the Operating Company. The timing and amount of aggregate payments due under the TRA may vary based on a number of factors, including the amount and timing of the taxable income the Operating Company generates each year and the applicable tax rate.

As noted above, we evaluated the realizability of the deferred tax assets resulting from the IPO and the Transactions completed in April 2019 and established a full valuation allowance against those benefits. As a result, we determined that the amount or timing of payments to noncontrolling interest holders under the TRA are no longer probable or reasonably estimable. Based on this assessment, our TRA liability was $0 as of March 31, 2021 and December 31, 2020.

If utilization of the deferred tax assets subject to the TRA becomes more likely than not in the future, we will record a liability related to the TRA, which would be recognized as expense within our condensed consolidated statements of operations and comprehensive (loss) income.

During the three months ended March 31, 2021 and 2020, we did not make any payments, inclusive of interest, to members of the Operating Company pursuant to the TRA.

NOTE 12. SEGMENT REPORTING

We merchandise vaporizers and other products in the United States, Canada and Europe and we distribute to retailers through our wholesale operations and to consumers through e-commerce activities. We define our segments as those operations whose results our Chief Operating Decision Makers (“CODMs”) regularly review to analyze performance and allocate resources. Therefore, segment information is prepared on the same basis that management reviews financial information for operational decision-making purposes.

The reportable segments identified are our business activities for which discrete financial information is available and for which operating results are regularly reviewed by our CODMs. As of March 31, 2021, we have three reportable segments: (1) United States, (2) Canada and (3) Europe. The United States operating segment is comprised of our United States operations, the Canadian operating segment is comprised of our Canadian operations, and the European operating segment is comprised of our European operations, currently based in the Netherlands. Corporate and other activities which are not allocated to our reportable segments consist primarily of equity-based compensation expenses and other corporate overhead items. We sell similar products and services in each of our segments.

The table below provides information on revenues from external customers, intersegment revenues, and income (loss) before income taxes for our reportable segments for the three months ended March 31, 2021 and 2020. We eliminate intersegment revenues in consolidation.

	Three Months Ended March 31,
(in thousands)	2021	2020
Revenue from external customers:
United States	$28,667	$27,130
Canada	2,561	4,405
Europe	2,781	2,333
Corporate and other	—	—
	$34,009	$33,868
Intercompany revenues:
United States	$3,481	$2,244
Canada	13	14
Europe	831	384
Corporate and other	—	—
	$4,325	$2,642
Income (loss) before income taxes:
United States	$(4,466)	$(14,307)
Canada	—	275
Europe	(1,004)	(461)
Corporate and other	(2,262)	(2,327)
	$(7,732)	$(16,820)

NOTE 13. SUBSEQUENT EVENTS

Redemptions of Common Units of the Operating Company

During the second quarter of 2021, the Operating Company received a redemption notice for an aggregate of 587,625 Common Units. Based upon this redemption notice, pursuant to the terms of the Operating Agreement, we issued shares of Class A common stock in the second quarter of fiscal 2021 to the redeeming member of the Operating Company on a one-to-one basis to the number fof Common Units redeemed, and we also cancelled a number of Class C common stock held by the redeeming member equal to three times the number of Common Units redeemed for no consideration.